July 7, 2014

United States
Securities and Exchange Commission
Washington, D.C. 20549
Attn: Jay Mumford, Esq.

Re:           Medovex Corp.
Confidential Draft Registration Statement on Form S-1
CIK No. 0001591165

Dear Mr. Mumford:

On behalf of Medovex Corp, we are responding to your comment letter of May 28, 2014.  In order to assist you in your review of our responses, we have restated your comments with our responses below using the numbering in your letter.

General

1.           Comment: Please supplementally provide us with any written materials that you or anyone authorized to do so on your behalf provides in reliance on Section 5(d) of the Securities Act to potential investors that are qualified institutional buyers or institutional accredited investors. Similarly, please supplementally provide us with any research reports about you that are published or distributed in reliance upon Section 2(a)(3) of the Securities Act of 1933 added by Section 105(a) of the Jumpstart Our Business Startups Act by any broker or dealer that is participating or will participate in your offering.

Response:

The Company has advised that neither it nor anyone authorized on its behalf has provided any written materials to potential investors that are qualified institutional buyers or institutional accredited investors. To the Company’s knowledge, there have been no research reports about the Company by any broker or dealer that is participating or will participate in the offering.

 Registration Statement Cover Page

2.           Comment: We note you are including in the fee table the unit-purchase option to be issued to the representative, but it does not appear you have included them on the prospectus cover page. Please revise or advise.

Response:

The prospectus page has been revised to include the Unit Purchase Option.  Please see the language directly below footnote 1.

3.           Comment: We note you state that there is no assurance that the listing application will be approved. Please clarify whether you intend to go forward with the offering if the listing is not approved.

Response:

The offering will not go forward without the approval of the listing application.

4.           Comment: Please clearly disclose the form of underwriting arrangement. In this connection, it is not entirely clear how the overallotment option will operate. Please explain, for example, why the number of units available for the overallotment option would need a percentage cap. Assuming that this offering is being made on a firm commitment basis, it appears that a numerical cap should be sufficient.

Response:

The form of underwriting agreement is now attached as exhibit 1.1 to the filing of this Amendment.  Now that the number of units being offered has been identified, the number of Units subject to the over-allotment option has been included.

Graphics

5.          Comment: Please explain the image depicted. Please clarify, if true, that the image represents a prototype, from which you have derived no revenue and for which you have not applied for or received necessary FDA or other regulatory clearances.

Response:

Below the image, we have added language clarifying that the image is a prototype, from which we have derived no revenues, and have not applied for or received necessary FDA or other regulatory clearances.

Overview Page 1

6.           Comment: Please revise your first paragraph to disclose that you do not have revenues and that your auditors have expressed concerns about your ability to continue as a going concern. Further, please revise your disclosure to avoid defining terms in quotation marks after you first use such term.

Response:

We have revised the first paragraph to disclose that the Company does not have revenues and that the auditors have expressed concerns about the Company’s ability to continue as a going concern. We have revised the disclosure to avoid defining terms in quotation marks.  Please see page 1 of Amendment No. 1.

7.           Comment: While we note you state you intend to "build a portfolio of medical device products" please clarify how you intend to build such portfolio. For example, do you intend to acquire operating companies, acquire technology that you will commercialize or perform research and development to invent such products?

Response:

We have clarified how we intend to build a portfolio of medical device products which will primarily be through acquisition of companies or technologies that the Company believes have promising commercial potential.  In addition, we may perform our own research and development to increase the value of products or technologies that we acquire.  Please see page 1 of Amendment No. 1.

Initial Product, page 1

8.           Comment: It is unclear how your product is "innovative" as compared with current treatment options. Please revise your disclosure so that investors who may not be familiar with your technology, or the contemplated medical procedure, can understand. For example, explain what you mean by a "two-step procedure of tissue scraping and electrocautery, performed separately."

Response:

We have revised the disclosure so that investors who may not be familiar with our technology, or the contemplated medical procedure can understand why we believe the product is innovative.  Please see page 1 of Amendment No. 1.

9.           Comment: Please clarify how and why you performed the 174 patient study and whether it was pursuant to FDA requirements. Please refrain from using terms of art, like "clinical efficacy," unless you also explain specifically what they mean. Please address whether this study also covered safety. Also, explain what it means that the clinical study covered the "concept" of DenerVex, as opposed to the actual product/procedure.

Response:

We have revised the disclosure to explain how and why Dr. Haufe performed the study.  We have also clearly stated that the study and follow up did not constitute clinical study that could be used for FDA purposes.  In addition, we believe that the revised disclosure addresses the other aspects of this comment.  Please see page 1 of Amendment No 1.

10.         Comment: Please tell us how you determined the estimated sales price and why you believe it will be an "attractive price point" for end users. Please identify the potential end-users and discuss possible reimbursement from third parties. In this connection, Item 10(b) of Regulation S-K requires that there be a reasonable basis for projections and provides examples of how you might establish such a basis. Please revise or advise.

Response:

We have revised the disclosure to elaborate on how we determined the estimated sales price and why we believe it will be an “attractive price point” for end uses.  Please see page 1 of Amendment No 1.

11.           Comment: Please describe the steps required to commercialize your product, including regulatory approval, manufacturing and commercial sales of your product.

Response:

We have revised the disclosure to describe the steps required to commercialize the product, including regulatory approval, manufacturing and commercial sales of the product.  Please see page 2 of Amendment No. 1.

Market, page 2

12.           Comment: We note your reference to the global medical device market and those who suffer from lower back pain. Please revise to reference the size of the potential market for your current product rather than a broader market.

Response:

We have eliminated the reference to the size of the global device market.  We have retained the reference to the size of the market for lower back pain as we believe that market could be served by our product.  Please see page 2 of Amendment No. 2.

13.           Comment: Revise the second bullet point on page 2 to explain how the level of difficulty of learning and teaching for the referenced procedure is unique compared to other medical procedures.

Response:

We have revised the disclosure to explain how the level of difficulty of learning and teaching for the referenced procedure is unique compared to other medical procedures. Please see page 2 of Amendment No. 1.

Risk Factors, page 10

14.           Comment: Please include a risk factor discussing the impact that the non-transferability of the Series B Warrant may have on the secondary trading value of the Units purchased in this offering.

Response:

We have added the requested risk factor. See page 26 of Amendment No 1 for the risk factor titled “The Series B Warrants are non-transferable and there will be no market for them which may negatively impact the secondary trading value of the Units.

15.	Comment: Please add a risk factor regarding your obligation to continue to keep the registration statement updated so that warrant holders are able to exercise their warrants in the future.

Response:

We have added the requested risk factor.  Please see page 26 of Amendment No 1 for the risk factor titled “If we do not keep this registration statement updated for the term of the warrants, the holders will not be able to exercise the warrants.

Use of Proceeds, page 7

16.           Please expand your disclosure to describe the specific amounts you will need and use for the items described in the bullet points. For example, please disclose how much you need for each stage of regulatory approval, product development and commercialization.

Response:

The largest single variable in our estimates of bringing the product to market is what requirements will be placed on us by the FDA for product clearance (these can vary greatly).  We have assumed the most probable path and requirements necessary for clearance, but unexpected requirements or significantly larger patient counts required in a human clinical trial than we are assuming could increase these estimates.  We have estimated the following costs to take the product to market and absorb losses until a cash breakeven point could be reached:

•	$2,300,000 for a human clinical trial

•	$1,100,000 for product development (including production of sample units)

•	$890,000 for regulatory, reimbursement and other experts to obtain regulatory approvals and be ready to sell to and be paid by our target customers

•	$726,000 for general and administrative expenses

•	$1,984,000 for working for working capital and other general corporate purposes

Please see page 30 of Amendment No 1.

Capitalization, page 31

17.           Comment: Please revise to remove the "cash" line item on page 32 from your presentation of capitalization.

Response:

The “cash line item has been removed as requested.  Please see page 32 of Amendment No 1.

 Management's Discussion and Analysis, page 34

18.           Comment: Please explain the terms of your agreement with Devicix, including the five phases you describe and the amounts paid to date and tell us why you have not included the agreement as an exhibit.

Response:

We have revised the disclosure to explain the terms of our agreement with Devicix.  Please see pages 34 and 35 of Amendment No 1. The agreement with Devicix was filed as an Exhibit to the original filing. See Exhibit 10.6.

19.           Comment: Please tell us how you determined that the FDA approval process will be $1,000,000.

Response:

Please note that the $1,000,000 refers to the product development costs and not costs related to obtaining FDA clearance.  We defined the term “process” to make it clear that it does not relate to the costs of obtaining regulatory approval.  Please see pages 34 and 35 of Amendment No. 1.

Contractual Obligation. page 38

20.           Comment: Please clarify whether the third party design and development firm is Devicix and how you estimated that the amount is to be $960,000

Response:

The third party design and development team is Devicix.  Please see the disclosure on page 35 which shows an estimate of the product development costs.

Our Product. page 46

21.           Comment: The chart you describe as illustrating the cost advantages of your device over current treatment options is difficult to understand. For example, the purpose of the column identified as "Note" is unclear. Please revise the chart (Please see page 48) accordingly. Also, please provide us independent and objective support for the dollar amounts and information in the chart.

Response:

We have replaced the chart with a new chart that we believe is more understandable.  The information in the chart is derived from independent third party sources as disclosed below the chart.

	Temporary			Longer Lasting
	Injections	RF Ablation & Pulsed RF	Spinal Fusion	DenerVex Device
Total Cost Per Procedure	$860 i	$1,625 i	$108,985 ii	$2,010 iii
Procedures Over a 3 Year Period	15iv	6v,vi	1	1
Cost Over 3 Years	$12,900	$9,750	$108,985	$2,010

i Multicenter, Randomized, Comparative Cost-effectiveness Study Comparing 0, 1, and 2 Diagnostic Medical Branch (Facet Joint Nerve) Block Treatment Paradigms before Lumbar Facet Radiofrequency Denervation-Anesthesiology 2010 113:395-405
ii  Morbid Obesity Increases Cost and Complication Rates in Spinal Arthrodesis- SPINE Volume37, Number 11, pp 982-988 (Posterior Lumbar Fusion)
iii Cost of DenerVex Device as determined by Medovex focus group panel. December 5, 2013
iv United Healthcare Paravertebral Facet Joint Injections- Policy FAC06222011RP- “Medicare will not cover / provide payment for CPT codes64490 and 64493 (with or without the 50 modifier) more than five (5) times in a year.”
v BlueCross BlueShield Corporate Medical Policy- “If there has been a prior successful radiofrequency (RF) denervation, then a minimum time of six (6) months has elapsed since prior RF denervation treatment (per side, per anatomical level of the spine).”
vi United Healthcare- Ablative Treatment for Spinal Pain- “When performed at a frequency of six months or longer (maximum of 2 times over a 12 month period).”

Note 1 - Organization and Significant Accounting Policies, page F-7

22.           Comment: We note your disclosures herein that Debride Inc. entered into a reverse merger recapitalization with you on September 3, 2013. We further note the Consolidated Statement of Changes in Stockholders' Equity on page F-5 indicates you completed the Debride merger during August 2013. Please tell us and revise the filing to disclose how the financial statements in this filing reflect the recapitalization transaction. Also, tell us how you determined that the former owners of Debride became 53% owners of SpineZ after the transaction. Finally, tell us the date the merger was consummated and revise the filing to disclose, in a consistent manner, the date that the merger was consummated.

Response:

We note the Staff’s comment regarding the Merger of Debride into SpineZ Corp as it specifically relates to (a) the official completion date of the Merger, (b) our determination of the shareholdings upon our completion of the Merger, and (c) our accounting for the Merger. Our response to each component of the Staff’s comment is as follows

Completion Date of the Merger: We hereby confirm to the Staff that the Merger was officially completed on September 13, 2013, the date in which the relevant certificates were filed and recorded with authorizations from the relevant secretaries of states. Accordingly, we have revised our filing to reflect the correct date of September 13, 2013 throughout, including changing the description on the face of our statement of stockholders equity to state the completion date of September 13, 2013.

Determination of Shareholdings: By way of background, SpineZ was incorporated under the laws of Nevada on July 30, 2013. On August 28, 2013 an initial issuance of 6,100,000 shares of common stock was made to its founders in exchange for an initial aggregate capital contribution of $122,000.  Debride was incorporated under the laws of Florida on October 1, 2012. On February 1, 2013 an initial issuance of 3,487,000 shares of common stock was made to its founders in exchange for an aggregate cash contribution of $34,870, plus Dr. Haufe’s supplemental contribution of the DenerVex Technology. In the Merger, Debride shareholders received 1.936 shares for each share of Debride stock, resulting in a total of 6,750,000 shares issued to its shareholders. SpineZ shareholders retained their shares on a 1 for 1 basis, resulting in total shares outstanding post-merger of 12,850,000, of which the former Debride shareholders retained 6,750,000 of the 12,850,000 shares or a 53% interest.

Accounting for the Merger:  As described in the notes to our consolidated financial statements, we accounted for the merger as a recapitalization of Debride into SpineZ.  We concluded that the Merger should be accounted for as a recapitalization of Debride into SpineZ because (a) SpineZ had no active business or any operations of its own at the time of the closing of the Merger Agreement, (b) the business of Debride became the business of SpineZ following the completion of the Merger, and (c) the former stockholders of Debride retained control of their business and therefore became the accounting acquirer of SpineZ.  Items (a) and (b) are purely factual matters. SpineZ was effectively a privately owned “shell” company with no operations or assets of its own. We also determined that stockholders of Debride retained control of their business following the Merger with SpineZ based upon a preponderance of the criteria enumerated under ASC 805 “Business Combinations” Section 10 paragraphs 55-10 through 55-13.

Based on the above, we treated the merger of Debride into SpineZ as a reverse merger and recapitalization of Debride. Accordingly, our financial statements reflect the historical cost basis of the net assets and liabilities of Debride and the legal capitalization of SpineZ. The difference between the historical cost basis of the net assets of Debride and the legal capitalization of SpineZ was treated as an adjustment to additional paid in capital.  We believe that the disclosures in Note 1 to the financial statements and our statement of stockholders' equity provide the necessary disclosures as to how our financial statements reflect this recapitalization transaction.

Note 5— Patent Assignment and Contribution and Royalty Agreements, page F- 1l

23.           Comment: We note your disclosures here and on page F-12 that you issued 750,108 shares of common stock to Scott Haufe, M.D., a founding stockholder, in exchange for a Contribution and Royalty Agreement related to patented technology he transferred to the company. We further note that you recorded the patents underlying this agreement at $1,000,000, which is the contribution date fair value using the relief from royalty method, and that you also stepped-up the basis of this intangible assets by $611,000 to account for the tax basis difference resulting from the acquisition of the asset in exchange for common stock. Please tell us why you believe it was appropriate to record the patent at its fair value rather than at your founding stockholder's historical cost and how you considered the guidance in SAB Topic 5(G) when determining how you were required to account for and value this patent transaction. Make sure your response to our comment cites the specific authoritative accounting literature you considered when determining how to account for and present this transaction in your financial statements.

Response:

We acknowledge the Staff’s observation regarding Dr. Haufe’s contribution of his technology asset to the Company at the time of its formation and the possible relevance of SEC Staff Accounting Bulletin Topic 5: (G)  Transfers of Nonmonetary Assets by Promoters or Shareholders, which states “if nonmonetary assets are exchanged by promoters or shareholders for all or part of a company’s common stock just prior to or contemporaneously with a first-time public offering, those assets should be recorded at the transferors’ historical cost basis determined under GAAP.”  We wish to inform the Staff that we engaged in extensive deliberations regarding this topic given the timing and conditions under which Dr. Haufe contributed his technology to the Company. Based on our deliberations and the facts which existed as of the date of the transfer, we believe that Dr. Haufes’s contribution of his technology is not an exchange of the asset for common stock, we believe it is a non-reciprocal transfer of a separately identifiable non-monetary asset to the Company for no consideration that should be recorded at the fair value of the property received.

We principally relied on the guidance provided under (i) ASC 350 and ASC 805 to conclude that the Company did in fact receive from Dr. Haufe, a separable asset that met the recognition criteria under ASC 350 and 805, and (ii) ASC 845 to conclude that the technology asset was received in a non-reciprocal transfer from a stockholder to the Company that should be recorded at the fair value of the asset received. In reaching this conclusion, we would like to direct the Staff’s attention to certain material facts regarding the timing of the contribution and circumstances surrounding the agreement reached between the Company, Dr. Haufe and the remaining investors regarding the capitalization plan for the Company. These conditions ultimately led to a reduction of Dr. Haufe’s ownership interest in the Company to approximately 9.6% as of the time of its decision to pursue an IPO.  Further, Dr. Haufe purchased his shares from the Company at a purchase price of $.01 per share at the time of its formation, which is the same amount paid by all other investors upon the initial capitalization of the Company, and his continued participation in the asset is principally limited to royalties that he would be entitled to receive should the Company be successful in its efforts to generate an income stream from the use of the technology in future periods.  We believe these facts and the discussion below are material to the conclusions we reached in the circumstances:

Timing of Proposed IPO and Applicability of SAB Topic 5(G): By way of background, Debride, Inc. was formed on February 1, 2013, which is approximately 16 months prior to the Company’s submission of its confidential filing on Form S-1 to the SEC. Debride, Inc. had no plans to pursue a public offering of its securities at the time of its formation nor had it begun to contemplate the possibility of raising funds in the public market through an initial public offering until after it had completed its first private placement of securities in December 2013. The Company determined during the 4th quarter of 2013 that the amount of capital raised in the private placement it commenced in September 2013 would not be sufficient to fund its business plan or the intended commercialization of its product, and that a second fundraising at minimum would be necessary at some point in the future.  Accordingly, the Company engaged an advisor in January 2014 for the purpose of exploring a public fundraising option. We believe that the lapse of time of nearly a year between the Haufe transfer and engagement of an advisor to explore a public offering, and 16 months to actually submit an S-1 to the SEC falls outside the definition of “just prior to” a first time public offering.  Accordingly, the timing as to when the Company was formed and the absence of an intention to effectuate an IPO until the 4th quarter of 2013, supports our conclusion that the Company was not required to apply SAB Topic 5G nor would have been appropriate for the Company apply SAB Topic 5(G) had it not proceeded with a proposed public offering of its stock.

Nature of Contribution and Non-Reciprocal Transfer: Debride was formed on February 1, 2013 with an initial capitalization of 3,375,000 common shares issued to a group of 20 separate investors. Each of these investors paid an initial purchase price of $.01 per share for each of their shares of common stock. The initial group of stockholders included Dr. Haufe who purchased 750,108 or 22% of all such shares for $7,750 in cash, which was equal to the same amount paid by all other investors upon the initial capitalization of the Company. In addition, Dr. Haufe made a separate, non-reciprocal transfer of his technology to the Company for no further shares or any other form of consideration and surrendered control over his asset to the Company in the process.  It was clear to Dr. Haufe, based on his negotiations with the remaining investors, that it would be necessary for him to surrender control over his asset in a non-reciprocal transfer in order to create a path toward the commercialization of the asset. Further, Dr. Haufe was also aware that his continuing interest in and level of control over the asset would be further diluted upon the completion of subsequent capital raising transactions and the hiring of a professional management team.  Dr Haufe’s ownership percentage in the Company was reduced to 12% upon the Merger of Debride into SpineZ in September 2013 and further reduced to approximately 9% upon the completion of the Company’s private placement in December 2013. As noted above, Dr. Haufe’s continued participation in the asset is principally limited to royalties that he would be entitled to receive should the Company be successful in its efforts to generate an income stream from the use of the technology in future periods.

Asset Recognition under ASC 350 and ASC 805:  We referred to the following guidance provided under ASC 350 and ASC 805 to conclude that the Company did in fact acquire from Dr. Haufe, a separable asset that met the recognition criteria:

ASC Section	Section Title	Sub Section	Subsection Title	Par.	Guidance
350	Intangible Assets-Goodwill and Other	30	General Intangibles Other than Goodwill	25-4
“Intangible assets that are acquired individually or with a group of assets in a transaction other than a business combination or an acquisition by a not-for-profit entity may meet asset recognition criteria in FASB Concepts Statement No. 5, Recognition and Measurement in Financial Statements of Business Enterprises, even though they do not meet either the contractual-legal criterion or the separability criterion (for example, specially-trained employees or a unique manufacturing process related to an acquired manufacturing plant). Such transactions commonly are bargained exchange transactions that are conducted at arm’s length, which provides reliable evidence about the existence and fair value of those assets. Thus, those assets shall be recognized as intangible assets.”

805	Business Combinations	20	Identifiable Assets and Liabilities, and Any Noncontrolling Interest	55-3
“The separability criterion means that an acquired intangible asset is capable of being separated or divided from the acquiree and sold, transferred, licensed, rented, or exchanged, either individually or together with a related contract, identifiable asset, or liability. An intangible asset that the acquirer would be able to sell, license, or otherwise exchange for something else of value meets the separability criterion even if the acquirer does not intend to sell, license, or otherwise exchange it.”

The technology transferred to us specifically provides us with the ability to create a commercially viable product.  The Company acquired this technology from Dr. Haufe as part of an overall bargain reached among the initial group of investors that ultimately required Dr. Haufe to contribute his technology to the Company as part of an overall plan of capitalization.  ASC 305 states that “Intangible assets that are acquired individually or with a group of assets in a transaction other than a business combination or an acquisition by a not-for-profit entity may meet asset recognition criteria in FASB Concepts Statement No. 5, Recognition and Measurement in Financial Statements of Business Enterprises.”

The Contribution and Royalty Agreement provides us with broad and exclusive rights to use a technology based intangible that is legally protected, separable, and has a stand-alone value independent of us or any other holder. In our deliberations of the accounting treatment for this license we specifically considered the nature of the license, our rights to its use and whether the license itself meets the legal contractual and/or separability criterion described in ASC 805 “Business Combinations.”

In addition to the above, the technology has a stand-alone value that makes it capable of being separated or divided from us or any other acquirer. The technology can be sold, transferred, licensed, rented, or exchanged, either individually or together with a related contract, identifiable asset, or liability. We believe that our ownership of the technology and the fact that we or any other market participant in possession of this technology or a similar type of technology would be able to sell, license, or otherwise exchange this technology for something else of value, provides evidence of its separability.

Application of ASC 845 for a Non-Reciprocal Transfer: After having concluded that the technology is a separable asset that meets the recognition criteria, we looked to the manner in which the Company received the technology from Dr. Haufe to identify the applicable GAAP. The definition of a non-reciprocal transfer under GAAP is as follows:

Nonreciprocal transfer is a transfer of assets or services in one direction, either from an entity to its owners (whether or not in exchange for their ownership interests) or to another entity, or from owners or another entity to the entity. An entity's reacquisition of its outstanding stock is an example of a nonreciprocal transfer.

We believe based upon the above definition provide above, the Dr. Haufe’s contribution of the technology to the Company for no consideration, is a non-reciprocal transfer of his asset to the Company that should be recorded at fair value. We principally relied on the guidance enumerated under ASC 845-10-30-1 to reach our conclusion. ASC 845-10-30-1 states the following:

In general, the accounting for nonmonetary transactions should be based on the fair values of the assets (or services) involved, which is the same basis as that used in monetary transactions.  Thus, the cost of a nonmonetary asset acquired in exchange for another nonmonetary asset is the fair value of the asset surrendered to obtain it, and a gain or loss shall be recognized on the exchange.  The fair value of the asset received shall be used to measure the cost if it is more clearly evident than the fair value of the asset surrendered. Similarly, a nonmonetary asset received in a nonreciprocal transfer shall be recorded at the fair value of the asset received.  A transfer of a nonmonetary asset to a stockholder or to another entity in a nonreciprocal transfer shall be recorded at the fair value of the asset transferred and a gain or loss shall be recognized on the disposition of the asset.

After having carefully weighed the facts regarding; (i) the timing of the contribution in relation to the contemplation and timing of our proposed IPO, (ii) the agreement that Dr’ Haufe reached with the remaining investors with respect to his contribution of technology asset for no consideration, (iii) Dr. Haufe’s level of stockholdings in the Company at the time of his contribution and up through the filing of our Registration Statement on Form S-1. We believe that we reached the right conclusion regarding Dr. Haufe's non-reciprocal transfer to the Company and that it is appropriate to record the technology as a separately identifiable asset at fair value.

24.           Comment: In a related matter, please tell us your consideration of how the aforementioned comment impacts your $611,000 step-up accounting on the patent related to the tax basis difference that resulted from the acquisition of this patent asset in exchange for common stock.

Response:

When considering the tax implications of our treatment of the patent technology from Dr. Haufe, we referred to ASC 740-10-25-51. This guidance states that companies acquiring assets in nontaxable transactions record the assets at fair value for financial reporting purposes and record the seller’s tax basis in those assets (i.e., carryover basis) for tax purposes. ASC 740-10-25-51 requires the recognition of the deferred tax impact of acquiring an asset in a transaction that is not a business combination when the financial reporting basis exceeds the tax basis of the asset on the acquisition date. In our case, the seller had no tax basis in the asset, so we recorded a deferred tax liability in the amount of $ 611,000 by dividing the carrying amount of (a) $1,000,000 by (b) 1 minus of our effective tax rate (37.925%) and a corresponding debit to the carrying amount of the asset.

Exhibits

25.           Comment: Please tell us where you intend to file as exhibits the Series A and Series B Warrant Agreements and the Contribution and Royalty Agreement with Scott W. Haufe, as they do not appear to be listed in the exhibit index.

Response:

We have filed the Series and Series B Warrants as exhibits 1.3 and 1.4. We filed the Contribution and Royalty Agreement with Scott W. Haufe as Exhibit 10.6 with the initial filing.

If you have any questions during your review or if I can assist in anyway please do not hesitate to contact me.

Sincerely,

/s/ Arthur S. Marcus
Arthur S. Marcus, Esq.

cc:  Joel D. Mayerson, Esq.